June 15, 2018

VIA EDGAR CORRESPONDENCE

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ElectroCore, LLC.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 11, 2018
File No. 333-225084

Dear Ms. Ravitz:

On behalf of ElectroCore, LLC (the “Company”), this letter is being transmitted concurrently with a filing with the Securities and Exchange Commission (the “Commission”) via the EDGAR system of Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Amendment”). The Amendment reflects the Company’s response to the comment letter dated June 14, 2018 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Commission with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed on June 11, 2018 (the “Registration Statement”).

In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter. All page references in the Company’s responses are to the Amendment.

Corporate Conversion, page 65

1.	Given that the corporate conversion is not intended to be completed before the effectiveness of this registration statement and electroCore, Inc. is not the current registrant or signatory to the filing, please tell us when electroCore, Inc. and its officers and directors intend to sign the registration statement and how the legality opinion required under exhibit 5.1 of your registration statement will be affected by the timing of the conversion to a Delaware corporation.

Amanda Ravitz U.S. Securities and Exchange Commission June 15, 2018 Page 2	dentons.com

Response: The Company’s conversion from a limited liability company into a Delaware corporation is permitted by, and will be conducted pursuant to, Section 265 of the Delaware General Corporation Law (the “DGCL”) and Section 18-216 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”). Section 18-216(c) of the Delaware LLC Act confirms that following the Company’s conversion “for all purposes of the laws of the State of Delaware, [the corporation formed upon conversion] shall be deemed to be the same entity as the converting limited liability company and the conversion shall constitute a continuation of the existence of the limited liability company” as the newly formed corporation. See also DGCL § 265(f) (stating that both a limited liability company converting into a Delaware corporation and the newly-formed Delaware corporation “shall be deemed to be the same entity” for all purposes under Delaware law). Section 265(e) of the DGCL further states that the conversion of a Delaware limited liability company to a Delaware corporation will not affect any obligations or liabilities incurred prior to the conversion. See also Delaware LLC Act § 18-216(h).

Following the conversion, the officers, assets and liabilities of electroCore, Inc., the Delaware corporation, will be identical to those of the Delaware limited liability company, ElectroCore, LLC, and the directors of the corporation will be the same as those of the LLC except for such changes as are disclosed in the Registration Statement with respect to the expected resignation of two directors and the addition of three new independent directors who have consented to being named in the Registration Statement. As a result, the signatures of the Company and each of the Company’s officers and directors in the initial registration statement filed on May 21, 2018 and each amendment thereto constitute (a) the signatures of the issuer and its officers and directors under applicable Delaware law, and (2) the requisite signatures for a registration statement on Form S-1, and, accordingly, we would not expect to make any change to our legality opinion set forth in Exhibit 5.1 to the Registration Statement on the basis of the conversion.

Exhibit 5.1

2.	The opinion states that “[i]n rendering the foregoing opinion, we have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the Delaware General Corporation Law.” Please tell us why you believe this is a necessary and appropriate assumption for your opinion or file an opinion that does not contain this assumption.

Response: The Company respectfully acknowledges the Staff’s comment and is amending the Registration Statement by filing Amendment No. 3 today in order to provide an updated Exhibit 5.1 opinion that does not contain this assumption.

Amanda Ravitz U.S. Securities and Exchange Commission June 15, 2018 Page 3	dentons.com

Thank you for reviewing the Amendment. Should you have any questions, please do not hesitate to contact John L. Cleary, II, at (973) 912-7173 or me at (212) 398-5787.

Sincerely, /s/ Ira L. Kotel Ira L. Kotel

Enclosures

cc:	Francis R. Amato, ElectroCore, LLC
Joseph P. Errico, ElectroCore, LLC
Glenn S. Vraniak, ElectroCore, LLC

Peter N. Handrinos, Esq., Latham & Watkins LLP.
Nathan Ajiashvili, Esq., Latham & Watkins LLP

John L. Cleary, II, Esq., Dentons US LLP

Brian Cascio, U.S. Securities and Exchange Commission

Tim Buchmiller, U.S. Securities and Exchange Commission

Geoff Kruczek, U.S. Securities and Exchange Commission

Kristin Lochhead, U.S. Securities and Exchange Commission